EXHIBIT 99.1

Golar LNG and Delfin Midstream sign agreement to jointly develop the Delfin LNG Project in the US Gulf of Mexico

LONDON, June 21st, 2017 - Delfin Midstream ("Delfin"), and Golar LNG Limited ("Golar"), announce that they have signed a Joint Development Agreement to develop the Delfin LNG project ("Delfin LNG"), off the coast of Cameron Parish, Lousiana utilising Golar's FLNG technology.  The joint development agreement will facilitate the financing, marketing, construction, development and operation of Delfin LNG.

Delfin LNG is the first and only permitted floating LNG export project in the United States.  Delfin LNG is a brownfield Deepwater Port requiring minimal additional infrastructure investment to support up to four FLNG vessels producing up to 13 million tonnes of LNG per annum.  Delfin purchased the UTOS pipeline, the largest natural gas pipeline in the Gulf of Mexico, in 2014 and submitted its Deepwater Port license application in 2015.  Delfin LNG received a positive record of decision from MARAD on March 13th, 2017. On June 1st 2017 Delfin received approval from the Department of Energy for long-term exports of LNG to countries that do not have a Free Trade Agreement with the United States.

Golar has successfully designed, financed, contracted, and built its first FLNG vessel, the FLNG Hilli Episeyo, which is scheduled to sail away from Keppel shipyard in Q3 2017. A second vessel of the same FLNG design, the FLNG Gandria, is soon to be converted subject to a Final Investment Decision ("FID") by the Fortuna project partners. Golar is currently developing the Mark II next-generation floating liquefaction solution that is based on its industry leading Hilli and Gandria designs.  The Mark II solution, as used at the Delfin LNG project, will have >3.0 mmtpa of liquefaction capacity and will be the lowest cost liquefaction solution in North America.

It is expected that FID on the Delfin project will take place in 2018 with first LNG to be delivered in 2021/22.  Delfin LNG is uniquely positioned in the North American LNG market as a proven low cost solution, modular, scalable, requiring limited additional investments in fixed infrastructure, and having already completed its environmental permitting and received Non-FTA export authorizations.

Oscar Spieler, Chief Executive of Golar, commented: "Golar's proven execution model will allow Delfin to deliver the lowest cost liquefaction solution in the North American market with a construction time of less than 3 years. Golar's low cost modular floating technology will allow Delfin to make Final Investment Decisions in 3.0 mmtpa increments at a lower unit cost than large land-based projects."

Frederick Jones, CEO and Chairman of Delfin commented: "We look forward to working with Golar to deliver the first floating liquefaction project in North America and lead the second wave of US LNG projects. Golar's flexible, floating liquefaction model has proven to be the world's lowest cost liquefaction solution allowing Delfin to offer innovative commercial solutions with reduced credit requirements, mid-term offtake contracts (approximately 10 years) and FOB and DES LNG pricing based on fixed price, S curves or tied to a variety of energy indexes."

 FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For further enquiries please contact:

Delfin Midstream

+ 1 713 703 6698

Golar LNG

+44 (0)20 7063 7900

Stuart Buchanan, Head of Investor Relations